TABLE OF CONTENTS

Management’s Responsibility for the Financial Statements	1

Condensed Consolidated Interim Statements of Financial Position	2

Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)	3

Condensed Consolidated Interim Statements of Changes in Equity	4

Condensed Consolidated Interim Statements of Cash Flows	5

Notes to the Condensed Consolidated Interim Financial Statements	6 - 29

April 12, 2019

Management’s Responsibility for the Financial Statements

The accompanying condensed consolidated interim financial statements of Organigram Holdings Inc. (“OHI” or the “Company”) have been prepared by the Company’s management in accordance with International Financial Reporting Standards and contain estimates based on management’s judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safe-guarded and financial information is reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements and the accompanying management discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors. It meets with the Company’s management and auditors and reviews internal controls and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval.

(signed) ‘Greg Engel’	(signed) ‘Paolo De Luca, CPA, CA’
Chief Executive Officer	Chief Financial Officer
Moncton, New Brunswick	Moncton, New Brunswick

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	1

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
As at February 28, 2019 and August 31, 2018
(Unaudited - expressed in CDN $000’s)

	FEBRUARY 28, 2019	AUGUST 31, 2018

ASSETS

Current assets

Cash	$12,477	$55,064

Short-term investments (Note 5)	50,882	75,000

Accounts receivable (Note 6)	28,028	3,736

Biological assets (Note 7)	19,835	19,858

Inventories (Note 8)	95,134	44,969

Prepaid expenses (Note 13 and Note 23)	1,388	3,372

Assets classified as held for sale (Note 24)	-	1,215

	207,744	203,214

Property, plant and equipment (Note 9)	153,282	98,639

Intangible assets (Note 10)	1,530	-

Deferred charges (Note 13 and Note 23)	480	714

Investments in associates (Note 14)	13,114	-

	$376,150	$302,567

LIABILITIES

Current liabilities

Accounts payable and accrued liabilities	$15,145	$10,764

Current portion of long-term debt (Note 11)	1,951	421

Current portion of unsecured convertible debentures (Note 12)	49,332	-

Liabilities classified as held for sale (Note 24)	-	65

	66,428	11,250

Long-term debt (Note 11)	10,996	2,877

Unsecured convertible debentures (Note 12)	-	95,866

Contingent share consideration (Note 14)	1,618	-

Deferred tax liability	20,224	7,980

	99,266	117,973
SHAREHOLDERS’ EQUITY

Share capital (Note 13)	228,808	157,790

Reserve for options and warrants (Note 13)	24,170	26,045

Accumulated Other Comprehensive Income	54	-

Retained earnings	23,852	759

	276,884	184,594

	$376,150	$302,567

On Behalf of the Board:
/s/ Greg Engel, Director
/s/ Peter Amirault, Director

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	2

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
For the three and six months ended February 28, 2019 and 2018
(Unaudited - expressed in CDN $000’s except share amounts)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28,		FEBRUARY 28,

	2019	2018	2019	2018

REVENUE

Gross revenue	$33,473	$2,926	$47,957	$5,325

Sales returns (Note 18)	-	469	(5)	469

Excise taxes	(6,539)	-	(8,579)	-

Net revenue	26,934	3,395	39,373	5,794

Cost of sales (Note 25)	10,591	1,437	13,494	2,785

Indirect production (Note 19)	299	187	1,013	642

Gross margin before fair value adjustments	16,044	1,771	24,866	2,367

Fair value changes to biological assets and changes in inventory sold (Note 7)	(8,086)	4,384	34,839	5,106

Gross margin	7,958	6,155	59,705	7,473

EXPENSES

General and administrative (Note 22)	2,603	1,734	4,774	2,655

Sales and marketing (Note 25)	3,138	934	5,495	1,858

Share-based compensation (Note 13)	3,985	1,154	4,957	1,899

Total expenses	9,726	3,822	15,226	6,412

INCOME (LOSS) FROM OPERATIONS	(1,768)	2,333	44,479	1,061

Financing costs	4,314	1,429	8,504	1,480

Investment income	(229)	(286)	(475)	(381)

Share of loss from investments in associates (Note 14)	507	-	507	-

Unrealized loss on changes in fair value of contingent consideration (Note 14)	646	-	646	-

Income (loss) from continuing operations before tax	(7,006)	1,190	35,297	(38)

Income tax (recovery) expense

Deferred, net	(620)	-	12,166	-

Net income (loss) from continuing operations	(6,386)	1,190	23,131	(38)

Loss from discontinued operations (Note 24)	-	(114)	(38)	(286)

NET INCOME (LOSS)	$(6,386)	$1,076	$23,093	$(324)

Other comprehensive gain

Foreign currency translation gain, net of tax	54	-	54	-

COMPREHENSIVE INCOME (LOSS)	$(6,332)	$1,076	$23,147	$(324)

Net income (loss) from continuing operations per common share, basic (Note 13(vi))	$(0.049)	$0.010	$0.179	$(0.000)

Net income (loss) from continuing operations per common share, diluted (Note 13(vi))	$(0.049)	$0.009	$0.168	$(0.000)

Net loss from discontinued operations per common share, basic (Note 13(vi))	$-	$(0.001)	$(0.000)	$(0.003)

Net loss from discontinued operations per common share, diluted (Note 13(vi))	$-	$(0.001)	$(0.000)	$(0.003)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	3

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For the six months ended February 28, 2019 and 2018
(Unaudited - expressed in CDN $000’s except share amounts)

				ACCUMULATED	RETAINED
			RESERVE FOR	OTHER	EARNINGS/
	NUMBER OF	SHARE	OPTIONS AND	COMPREHENSIVE	(ACCUMULATED	SHAREHOLDERS'
	SHARES	CAPITAL	WARRANTS	INCOME	DEFICIT)	EQUITY

Balance - September 1, 2017	103,521,404	$99,532	$3,081	$-	$(19,755)	$82,858

Share-based compensation (Note 13 (v))	-	-	2,195	-	-	2,195

Share-based payments (Note 13 (iii))	50,000	143	-	-	-	143

Exercise of stock options (Note 13 (iii))	235,883	521	(176)	-	-	345

Exercise of warrants (Note 13 (iv))	4,313,837	6,608	(722)	-	-	5,886

Equity financing (Note 13 (iii))	16,428,572	48,711	8,789	-	-	57,500

Equity financing issue costs (Note 13 (iii))	-	(3,117)	(562)	-	-	(3,679)

Convertible debenture allocation of discount (Note 13 (iii))	-	-	16,905	-	-	16,905

Convertible debenture issue costs (Note 13 (iii))	-	-	(1,050)	-	-	(1,050)

Net loss and comprehensive loss	-	-	-	-	(324)	(324)

Balance - February 28, 2018	124,549,696	$152,398	$28,460	$-	$(20,079)	$160,779

Balance - September 1, 2018	125,207,938	$157,790	$26,045	$-	$759	$184,594

Exercise of stock options (Note 13 (iii))	1,163,567	2,703	(1,046)	-	-	1,657

Exercise of warrants (Note 13 (iv))	2,251,043	11,367	(2,395)	-	-	8,972

Conversion of debentures (Note 13 (iii))	10,946,301	57,385	(5,802)	-	-	51,583

Tax impact of equity and debenture issue costs	-	(437)	368	-	-	(69)

Share-based compensation (Note 13 (v))	-	-	7,000	-	-	7,000

Foreign currency translation gain, net of tax	-	-	-	54	-	54

Net income	-	-	-	-	23,093	23,093

Balance - February 28, 2019	139,568,849	$228,808	$24,170	$54	$23,852	$276,884

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the six months ended February 28, 2019 and 2018
(Unaudited - expressed in CDN $000’s)

	FEBRUARY 28, 2019	FEBRUARY 28, 2018
CASH PROVIDED (USED)
OPERATING ACTIVITIES
Net income (loss) from continuing operations	$23,131	$(38)
Items not affecting cash:
Share-based compensation (Note 13)	6,983	1,899
Depreciation (Note 9)	3,490	1,096
Gain on disposal of property, plant and equipment (Note 9)	(17)	(1)
Fair value adjustment to biological assets	(2,434)	446
Financing costs	8,504	1,480
Investment income	(475)	(381)
Share of loss from investments in associates (Note 14)	507	-
Unrealized loss on changes in fair value of contingent consideration (Note 14)	646	-
Deferred tax expense	12,166	-

Changes in non-cash working capital:
Net change in accounts receivable	(24,150)	1,078
Net change in biological assets	2,457	(2,268)
Net change in inventories	(50,165)	(6,085)
Net change in accounts payable and accrued liabilities (Note 2)	(5,199)	(2,387)
Net change in prepaid expenses and deferred charges	2,226	(388)
Net cash used in continuing operations	(22,330)	(5,549)
Net cash used in discontinued operations (Note 24)	(35)	(393)
Net cash used in operating activities	(22,365)	(5,942)

FINANCING ACTIVITIES
Proceeds from share issuance (Note 13)	-	57,500
Proceeds from convertible debenture issuance (Note 12)	-	115,000
Payment of share issue costs (Note 13)	-	(4,729)
Payment of convertible debenture issue costs (Note 12)	-	(6,094)
Payment of long-term debt (Note 11)	(206)	(199)
Proceeds from long-term debt, net of issue costs of $149 (2018 - nil) (Note 11)	9,851	159
Stock options, warrants and units exercised (Note 13)	10,629	6,230
Interest paid	(3,369)	(672)
Net cash provided by financing activities	16,905	167,195

INVESTING ACTIVITES
Purchase of short-term investments (Note 5)	-	(124,200)
Proceeds from short-term investments	25,000	32,000
Investment income	554	381
Investments in associates (Note 14)	(12,708)	-
Distributions received from investments in associates	122	-
Proceeds on sale of property, plant and equipment (Note 9)	180	15
Purchase of property, plant and equipment (Note 2 and 9)	(48,745)	(17,658)
Purchase of intangible assets (Note 10)	(1,530)	-
Net cash used in investing activities related to continuing operations	(37,127)	(109,462)
Net cash used in investing activities related to discontinued operations (Note 24)	-	(30)
Net cash used in investing activities	(37,127)	(109,492)

CASH (USED) PROVIDED	$(42,587)	$51,761
CASH POSITION
Beginning of period	$55,064	$1,957
End of period	$12,477	$53,718

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	5

ORGANIGRAM HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended February 28, 2019 and 2018
(Unaudited - expressed in CDN $000’s except share amounts)

1. NATURE OF OPERATIONS

Organigram Holdings Inc. (“OHI” or the “Company”) is a publicly traded corporation, a Tier II issuer, on the TSX Venture Exchange (“TSX-V”) with its common shares trading under the symbol “OGI-V” and on the OTCQX® Best Market under the symbol “OGRMF”. The address of the registered office of OHI is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company’s major subsidiaries are Organigram Inc. (“OGI”), a Licensed Producer of cannabis and cannabis derived products in Canada regulated by Health Canada under the Cannabis Act and the Cannabis Regulations of Canada, and 10870277 Canada Inc. (“108”), a holding company for OHI.

OGI was incorporated, under the laws of the Province of New Brunswick, Canada, on March 1, 2013. 108 is a federal company under the Canada Business Corporations Act. OHI is a federal company under the Canada Business Corporations Act.

2. CORRECTION OF RECLASSIFICATION ERROR TO PRESENTATION OF
    PRIOR PERIOD CONSOLIDATED STATEMENT OF CASH FLOW

The following classification error that was corrected related to certain statement of cash flow items for the six months ended February 28, 2018:

Net change in accounts payable and accrued liabilities (shown in the operating activities section of the statement of cash flow) and net cash used in operating activities were understated by $8,023 and purchase of property, plant and equipment (shown in the investment activities of the statement of cash flow) and net cash used in investing activities were overstated by $8,023. The amounts relate to timing differences between when acquisitions or construction services and product are received and ultimately paid.

A summary of the impacts of the correction of the error for the six months ended February 28, 2018 is presented below.

		DISCONTINUED		AS
OPERATING ACTIVITIES	AS REPORTED	OPERATIONS	ADJUSTMENT	CORRECTED

Net change in accounts payable and accrued liabilities	$5,532	$104	$(8,023)	$(2,387)

Net cash used in operating activities	$2,081	$-	$(8,023)	$(5,942)

INVESTING ACTIVITIES

Purchase of property, plant and equipment	$(25,711)	$30	$8,023	$(17,658)

Net cash used in investing activities	$(117,515)	$-	$8,023	$(109,492)

3. BASIS OF PREPARATION

(I) STATEMENT OF COMPLIANCE
The condensed consolidated interim financial statements have been prepared in compliance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended August 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. The accounting policies applied are consistent with those applied in the annual consolidated financial statements except for those described in note 3(iii) and note 4.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	6

These condensed consolidated interim financial statements were approved by the Board of Directors and authorized for issue by the Board of Directors on April 12, 2019.

(II) BASIS OF MEASUREMENT
These condensed consolidated interim financial statements have been prepared on a historical cost basis except for biological assets, short-term investments, and contingent share consideration, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value at the time of the transaction of the consideration given in exchange for assets.

(III) FOREIGN CURRENCY TRANSLATION
FUNCTIONAL AND PRESENTATION CURRENCY
These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency, except for the Company’s investment in associate in alpha-cannabis Pharma GmbH for which the functional currency has been determined to be Euros.

TRANSACTIONS AND BALANCES
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of income (loss) and comprehensive income (loss).

FOREIGN OPERATIONS

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian Dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian Dollars using average exchange rates for the month during which the transactions occurred. Foreign currency differences are recognized in other comprehensive income (loss) in the cumulative translation account.

When the Company disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income (loss) related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation that remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income (loss) related to the subsidiary is reallocated between controlling and non-controlling interests.

(IV) BASIS OF CONSOLIDATION
These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the entity.

4. SIGNIFICANT ACCOUNTING POLICIES

(I) INVESTMENTS IN ASSOCIATES
Associates are companies over which OHI has significant influence over and are accounted for under the equity method. Significant influence is presumed when the Company has an ownership interest greater than 20%, unless certain qualitative factors overcome this assumption. Conversely, where the Company has an ownership interest less than 20%, it is presumed that the Company does not have significant influence, unless certain qualitative factors overcome this assumption. In assessing significant influence and the ownership interest, potential voting rights that are currently exercisable are taken into consideration.

Investments in associates are accounted for using the equity method and are initially recognized at cost, inclusive of transaction costs. The consolidated financial statements include the Company’s share of the income or loss and equity movement of equity accounted associates. In accordance with IFRS, the associate’s most recent available financial statements are used in the application of the equity method. Where the associate’s reporting period differs from the Company’s, the associate prepares financial information as of the same period end as the Company, unless it is impracticable to do so. Otherwise, the Company will adjust for its share of income and expenses and equity movement based on the associate’s most recently completed financial statements, adjusted for the effects of significant transactions. The Company does not recognize losses exceeding the carrying value of its interest in the associate.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	7

(II) INTANGIBLE ASSETS
Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is provided on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, except for off-market supply agreements, where amortization is provided based on the actual output received versus the estimated output forecast to be received over the life of the agreement.

The estimated useful lives, residual values, and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization.

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized as general and administrative expenses on the consolidated statement of income (loss) and comprehensive income (loss) as incurred.

NEW STANDARDS AND INTERPRETATIONS ADOPTED

(I) NEW OR AMENDED STANDARDS EFFECTIVE SEPTEMBER 1, 2018
The Company has adopted the following new or amended IFRS standards for the annual period beginning on September 1, 2018.

IFRS 2 – SHARE-BASED PAYMENTS
The amendment clarifies how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that changes the classification of the transactions. The amendment is effective for annual periods beginning on or after January 1, 2018. This was effective for the Company beginning September 1, 2018.

Based on the Company’s assessment, the adoption of the new standard did not have a significant impact on its consolidated financial statements.

IFRS 9 – FINANCIAL INSTRUMENTS
A finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement was issued in November 2009 and October 2010. The standard contains requirements in the following areas: classification and measurement, impairment, hedge accounting and de-recognition.

Under IFRS 9, financial assets are initially measured at fair value plus, in the case of a financial asset not at fair value through profit and loss (“FVTPL”), transaction costs.

Financial assets are subsequently measured at:

i)	FVTPL;

ii)	amortized cost;

iii)	debt measured at fair value through other comprehensive income (“FVOCI”);

iv)	equity investments designated at FVOCI; or

v)	financial instruments designated at FVTPL.

The classification is based on whether the contractual cash flow characteristics represent “solely payment of principal and interest” (the “SPPI test”) as well as the business model under which the financial assets are managed. Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	8

Debt investments are recorded at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI test.

The assessment of the Company’s business models for managing the financial assets was made as of the date of initial application of September 1, 2018. The assessment of whether contractual cash flows on debt instruments meet the SPPI test was made based on the facts and circumstances as at the initial recognition of the financial assets.

Consistent with IAS 39, all financial liabilities held by the Company under IFRS 9 are initially measured at fair value and subsequently measured at amortized cost.

The following table summarizes the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets and financial liabilities:

Financial assets	IAS 39 CLASSIFICATION	IFRS 9 CLASSIFICATION

Cash and cash equivalents	Loans and receivables	Amortized cost

Short-term investments	Held to maturity	Amortized cost

Accounts receivable	Loans and receivables	Amortized cost

Investment in VIVO Cannabis Inc.	N/A	FVTPL

Accounts payable and accrued liabilities	Other liabilities	Other liabilities

Long-term debt	Other liabilities	Other liabilities

Unsecured convertible debentures	Other liabilities	Other liabilities

Impairment
Under IFRS 9, the Company is required to apply an expected credit loss (“ECL”) model to all debt financial assets not held at FVTPL, where credit losses that are expected to transpire in future years are provided for, irrespective of whether a loss event has occurred or not as at the balance sheet date. For trade receivables, the Company has applied the simplified approach under IFRS 9 and has calculated ECLs based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has assessed the impairment of its amounts receivable using the ECL model, and no difference was noted. As a result, no impairment loss has been recognized upon transition and at September 1, 2018.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS
In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customer (“IFRS 15”), which provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments.

The Company has applied IFRS 15 retrospectively but determined that there is no change to the comparative periods or transitional adjustments required as a result of the adoption of this standard. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

To determine the amount and timing of revenue to be recognized, the Company follows a 5-step process:

1.	Identifying the contract with a customer

2.	Identifying the performance obligations

3.	Determining the transaction price

4.	Allocating the transaction price to the performance obligations

5.	Recognizing revenue when/as performance obligation(s) are satisfied

Revenue from the direct sale of cannabis and cannabis oil for a fixed price is recognized when the Company transfers control of the good to the customer, which is at point of shipment for medical cannabis and at point of delivery for recreational cannabis.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	9

Revenue includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Revenue also includes the net consideration to which the Company expects to be entitled. Revenue is recognised to the extent that it is highly probable that a significant reversal will not occur. Therefore, revenue is stated net of expected price discounts, allowances for customer returns and certain promotional activities and similar items.

Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Net revenue is revenue less excise taxes. Excise taxes are effectively a production tax which becomes payable when the product is removed from the Company’s premises and may or may not be directly related to the value of revenue depending on the province of sale. It is generally not included as a separate item on external invoices; increases in excise tax are not always passed on to the customer and where a customer fails to pay for product received the Company cannot reclaim the excise tax. The Company therefore recognizes excise tax, unless it regards itself as an agent of the regulatory authorities, as a cost to the Company.

II) NEW OR AMENDED STANDARDS ISSUED BUT NOT YET EFFECTIVE
IFRS 16 – LEASES
In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”), which establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019. This will be effective for the Company beginning September 1, 2019.

The Company reviewed its current and past leases. Reclassification of leases for office space and computer hardware will result in the establishment of additional right-of-use assets and lease liabilities on the statement of financial position, as well as changes in the timing and presentation of lease-related expenses on the statement of income. The Company is still evaluating the effect of this standard on the consolidated financial statements but expects there will be no material impact.

5. SHORT TERM INVESTMENTS

The Company’s short-term investments included the following on February 28, 2019 and August 31, 2018:

DESCRIPTION	INTEREST %	FEBRUARY 28, 2019	AUGUST 31, 2018

GIC - maturing December 21, 2018	1.55%	$-	$25,000

GIC - Maturing August 27, 2019	2.00%	50,000	50,000

Equity securities in VIVO Cannabis Inc.		882	-

		$50,882	$75,000

The guaranteed investment certificates are redeemable prior to maturity. During the three months ended November 30, 2018, the Company sold its wholly-owned subsidiary, THC, for consideration consisting of shares in the purchaser (an unaffiliated publicly-traded company), VIVO Cannabis Inc. These securities are carried at fair value through profit and loss. At February 28, 2019, the shares in this company had a fair value of $1.02 per share.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	10

6. ACCOUNTS RECEIVABLE

The Company’s accounts receivable included the following balances as of February 28, 2019 and August 31, 2018:

	FEBRUARY 28, 2019	AUGUST 31, 2018

Trade receivables	$21,688	$817

Harmonized sales taxes receivable	5,581	2,526

Accrued investment income	536	241

Government programs	150	80

Rental property	86	-

Other accounts receivable	50	96

Less: Provision for doubtful accounts	(63)	(24)

	$28,028	$3,736

Included in other accounts receivable is a $50 (August 31, 2018 - $75) promissory note bearing interest at 3% and redeemable on demand.

7. BIOLOGICAL ASSETS

The Company measures biological assets consisting of cannabis plants at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest.

The changes in the carrying value of biological assets as of February 28, 2019 are as follows:

	OTHER
	BIOLOGICAL	CANNABIS
	ASSETS	ON PLANTS	TOTAL

Carrying amount, August 31, 2017	$6	$2,774	$2,780

Add (less) net production costs	593	14,357	14,950

Net change in fair value less costs to sell due to biological transformation	-	10,736	10,736

Transferred to inventory upon harvest	-	(8,608)	(8,608)

Carrying amount, August 31, 2018	$599	$19,259	$19,858

Add (less) net production costs	(596)	15,253	14,657

Net change in fair value less costs to sell due to biological transformation	-	(2,434)	(2,434)

Transferred to inventory upon harvest	-	(12,246)	(12,246)

Carrying amount, February 28, 2019	$3	$19,832	$19,835
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	11

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 on the fair value hierarchy (see Note 17), are used in determining the fair value of biological assets:

i.	Average selling price per gram – calculated as the weighted average historical selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

ii.	Yield by plant – represents the number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant;

iii.

Wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv.

Post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling and packing.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth. As of February 28, 2019, it is expected that the Company’s biological assets will yield 10,668 kilograms (August 31, 2018 – 11,036 kilograms) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 19-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

	WEIGHTED AVERAGE INPUT			EFFECT ON FAIR VALUE

SIGNIFICANT INPUTS & ASSUMPTIONS	FEB. 28, 2019	AUG. 31, 2018	SENSITIVITY	FEB. 28, 2019	AUG. 31, 2018

Average net selling price per gram	$5.47	$5.65	Increase or decrease by $1.00 per gram	$4,145	$4,275

Average yield per plant	141 grams	149 grams	Increase or decrease by 10 grams	$1,419	$1,292

The fair value adjustment to biological assets consists of the following:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28,		FEBRUARY 28,

	2019	2018	2019	2018

Realized fair value amounts included in inventory sold	$(16,738)	$(1,421)	$(26,198)	$(2,152)

Increase (decrease) in fair value on growth of biological assets	9,508	5,805	61,893	7,258

Adjustment to net realizable value	(856)	-	(856)	-

Fair value adjustment to biological assets	$(8,086)	$4,384	$34,839	$5,106
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	12

8. INVENTORIES

The Company’s inventories are comprised of the following balances as of February 28, 2019 and August 31, 2018:

	FEBRUARY 28, 2019

		CAPITALIZED	FAIR VALUE	CARRYING
	QUANTITY	COST	ADJUSTMENT	VALUE

Plants in drying stage	7,397 plants	$969	$4,147	$5,116

Dry cannabis

Available for packaging	4,986 kg	4,770	17,199	21,969

Packaged inventory	1,694 kg	1,909	6,314	8,223

Flower and trim available for extraction	9,006 kg	8,615	39,361	47,976

Concentrated extract	27 kg	456	1,255	1,711

Cannabis oil

Bulk formulated oil	4,229 L	511	3,483	3,994

Bottled and packaged oil	2,017 L	167	1,715	1,882

Packaging and supplies		4,263	-	4,263

		$21,660	$73,474	$95,134

	AUGUST 31, 2018

		CAPITALIZED	FAIR VALUE	CARRYING
	QUANTITY	COST	ADJUSTMENT	VALUE

Plants in drying stage	8,142 plants	$873	$4,985	$5,858

Dry cannabis

Available for packaging	5,032 kg	4,152	16,384	20,536

Packaged inventory	71 kg	90	309	399

Flower and trim available for extraction	1,918 kg	1,570	10,327	11,897

Concentrated extract	40 kg	529	1,922	2,451

Cannabis oil

Bulk formulated oil	2,632 L	600	2,116	2,716

Bottled and packaged oil	168 L	88	159	247

Packaging and supplies		865	-	865

		$8,767	$36,202	$44,969

Flower and trim available for extraction is converted into concentrated extract, which can then be used for oil formulation

(combining with a carrier oil) or other products such as edibles and vape pens. Concentrated extract consists of a high percentage cannabinoid (~70%) compound that is typically diluted into an end product. Bottled and bulk formulated oil contains either 1% (recreational formulation) or 2% (medical formulation) cannabinoid levels by mixing concentrated extract with a carried oil such as sunflower seed oil.

The amount of inventory expensed in cost of sales for the three and six months ended February 28, 2019 was $9,980 and $12,462 (February 28, 2018 - $1,248 and $2,409), respectively.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	13

9. PROPERTY, PLANT AND EQUIPMENT

				GROWING &
			CONSTRUCTION	PROCESSING
	LAND	BUILDINGS	IN PROCESS	EQUIPMENT	OTHER	TOTAL
Cost
Balance, August 31, 2018	$2,205	$47,101	$11,993	$40,493	$2,922	$104,714
Additions	2	1,909	52,934	2,242	1,209	58,296
Construction completed	-	4,225	(5,854)	525	1,104	-
Disposals	-	-	-	(171)	-	(171)
Balance, February 28, 2019	$2,207	$53,235	$59,073	$43,089	$5,235	$162,839

Accumulated depreciation
Balance, August 31, 2018	$-	$(1,997)	$-	$(2,956)	$(1,122)	$(6,075)
Depreciation	-	(1,023)	-	(2,123)	(344)	(3,490)
Disposals	-	-	-	8	-	8
Balance, February 28, 2019	$-	$(3,020)	$-	$(5,071)	$(1,466)	$(9,557)

Net book value
August 31, 2018	$2,205	$45,104	$11,993	$37,537	$1,800	$98,639
February 28, 2019	$2,207	$50,215	$59,073	$38,018	$3,769	$153,282

During the six months ended February 28, 2019, there were additions of $58,296 in property, plant and equipment. Most of additions were related to the Company’s expansion located at 35 English Drive, while the remainder were related to purchases of packaging equipment and IT system upgrades to facilitate recreational cannabis sales. During the period, the Company’s electrical substation became operational at a cost of $4,052.

The following table reconciles additions of property, plant and equipment per the above table to the purchases of property, plant and equipment per the statements of cash flows:

	FEBRUARY 28, 2019	FEBRUARY 28, 2018
Additions	$58,296	$25,681
Net change in accounts payable and accrued liabilities related to capital acquisitions	(9,551)	(8,023)
Purchase of property, plant and equipment	$48,745	$17,658
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	14

10. INTANGIBLE ASSETS

SUPPLY AGREEMENT
Cost
Balance, August 31, 2018	$-
Additions	1,530
Balance, February 28, 2019	$1,530

Accumulated amortization
Balance, August 31, 2018	$-
Additions	-
Balance, February 28, 2019	$-

Net book value
August 31, 2018	$-
February 28, 2019	$1,530

On January 18, 2019, the Company entered into an agreement with 703454 N.B. Inc. (“1812 Hemp” or “1812”), a

New Brunswick based industrial hemp research company, to secure supply and support research and development on the genetic improvement of hemp through traditional plant breeding methods. As part of the agreement, the Company will receive a 25% discount to the price per kilogram of dried hemp flower harvested that is purchased. The term of the agreement is from December 17, 2018 to December 16, 2023 and the Company has the option to renew it for another

5 years within six months’ notice. In addition, the Company has a right-of-first refusal on the future procurement of high CBD hemp from 1812. The Company paid $1,500 to 1812 plus transaction costs of $30 in connection with this transaction, which it has recorded as an intangible asset with a finite useful life that will be amortized based on the actual volume of dried hemp flower purchased as a proportion of its forecast purchase volumes. As at February 28, 2019, no product has been purchased.

11. LONG-TERM DEBT

	FEBRUARY 28, 2019	AUGUST 31, 2018

Farm Credit Canada ("FCC") credit facility - maturing December 1, 2019 with a 10 year amortization and a 5 year term variable rate plus 1.75% (currently 6.20%)	$1,627	$1,740

Farm Credit Canada ("FCC") real property loan maturing December 1, 2020 with a 10 year amortization and 5 year term variable rate plus 2.15% (currently 6.60%)	1,130	1,194

Farm Credit Canada ("FCC") real property loan maturing December 1, 2023 with a 10 year amortization and a 3 year term variable rate plus 2.25% (currently 6.70%)	10,000	-

Atlantic Canada Opportunities Agency ("ACOA") Business Development Program loan maturing September 1, 2024 with a 7 year amortization, bearing interest at an interest rate of 0%	341	406

Deferred financing costs	(151)	(42)

	12,947	3,298

Less: current portion of long term debt	(1,951)	(421)

Long-term portion	$10,996	$2,877
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	15

The FCC loans are secured by a first charge on 35 English Drive and all of the Company’s other assets. The Company was in compliance with all covenants at February 28, 2019. Principal repayments required on the long-term debt in the next five fiscal years are as follows:

2019	$213
2020	2,259
2021	1,869
2022	1,001
2023	1,064
Thereafter	6,692
Total	$13,098

12. UNSECURED CONVERTIBLE DEBENTURES

On January 31, 2018, $115,000 of unsecured convertible debentures were issued. Each convertible debenture has a maturity date of January 31, 2020 (the “maturity date”) and bears interest from the date of closing at 6.00% per annum, payable semi-annually on June 30 and December 31 of each year commencing on June 30, 2018. Each convertible debenture is convertible, at the option of the holder, into common shares of the Company (“common shares”) at any time prior to the close of business on the earlier of: (i) the business day immediately preceding the maturity date, and (ii) if subject to redemption in the event of a change of control, the business day immediately preceding the payment date, at a conversion price of $5.42 per common share (the “conversion price”), subject to adjustment in certain events and to forced conversion by the Company in accordance with the indenture governing the convertible debentures. The Company may force conversion of the aggregate principal amount of the then outstanding convertible debentures at the conversion price on not less than 30 days’ notice should the daily volume weighted average trading price (“VWAP”) of the common shares be greater than $7.05 for any 10 consecutive trading days. The Company is also required to redeem the debentures at the holder’s option in the event of a change in control at a price equal to 104% of the principal amount plus accrued and unpaid interest.

The Company allocated the gross proceeds from issuance between the estimated fair value of the debt and equity components using the residual method. The Company used an effective annualized discount rate of 15.3% to arrive at the valuation of the debt component before issue costs at $98,095 and the equity component at $16,905. The effective interest rate on the debt component, inclusive of the equity discount and issue costs, is 18.0% .

On February 27, 2019, the Company elected to exercise its right under the indenture governing the convertible unsecured debentures to convert all of the principal amount outstanding of the remaining debentures on April 1, 2019 into common shares of the Company on the basis of the daily VWAP of the common shares having exceeded $7.05 for 10 consecutive trading days. As of close of markets on February 26, 2019, the VWAP of the common shares for 10 consecutive trading days exceeded $7.05. The conversion was completed on April 1, 2019 and the balance outstanding at February 28, 2019 of approximately $53,653 (face value) of debentures outstanding was converted into 9,899,071 common shares, and accrued interest of $710 (less any required deductions or withholdings) was paid in cash.

It should be noted that although the Company exercised its right to force conversion, holders of the debentures still had the right to convert their debentures at their discretion prior to April 1, 2019 and therefore approximately $37,738 (face value) of debentures were converted into 6,962,725 common shares during the month of March 2019. The Company did not issue fractional common shares on the conversion. Instead, the Company, in lieu of delivering a certificate representing such fractional interest, made a cash payment to the holder of an amount equal to the fractional interest in accordance with the indenture. As of April 1, 2019, no further liability or obligation exists with respect to the convertible unsecured debentures.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	16

The debt component is measured at amortized cost. The conversion of debentures to common shares represents a non-cash financing activity, which has been excluded from the Company’s statement of cash flows as these transactions do not provide or use any cash. The balance of the debt component as at February 28, 2019 and August 31, 2018 consists of the following:

	FEBRUARY 28, 2019	AUGUST 31, 2018

Debentures - maturing January 31, 2020 bearing interest at an interest rate of 6.00% - face value	$115,000	$115,000

Less: conversion of debentures, cumulative (Note 13(iii))	(61,347)	(2,018)

Debentures - outstanding face value	53,653	112,982

Less: allocation to reserve for options and warrants for debenture discount	(16,905)	(16,905)

Amortization of debenture discount	8,209	4,324

Less: issue costs	(7,155)	(7,155)

Issue costs allocated to equity	1,061	1,061

Amortization of issue costs	2,876	1,559

Unamortized discount and issue costs transferred to equity upon conversion of debentures	7,593	-

Debentures - carrying value	49,332	95,866

Less: current portion of debentures	(49,332)	-

Long-term portion	$-	$95,866

13. SHARE CAPITAL

(I) AUTHORIZED SHARE CAPITAL
The authorized share capital of the Company is an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. All issued shares, consisting only of common shares, are fully paid.

(II) ISSUED SHARE CAPITAL
As at February 28, 2019, the Company’s issued and outstanding share capital consisted of 139,568,849 (August 31, 2018 – 125,207,938) common shares with a stated value of $228,808 (August 31, 2018 - $157,790).

(III) ISSUANCES OF SHARE CAPITAL SHARE-BASED PAYMENTS
On October 12, 2016, the Company issued 437,957 common shares at a share price of $1.37 as share consideration to TGS International LLC (“TGS”) in exchange for a trademark licensing agreement valued at $600. As per the terms of the agreement, the shares were released to TGS according to an escrow schedule related to certain calendar and operational milestones. At February 28, 2019, the Company has recorded the current portion of the fee of $133 (February 28, 2018 - $133) as a prepaid expense, and the long-term portion of the fee of $200 (February 28, 2018 - $467) as a deferred charge on the consolidated statements of financial position. For the three and six months ended February 28, 2019, $33 and $67 (February 28, 2018 - $33 and $67), respectively, has been amortized to share-based compensation.

On July 14, 2017, the Company entered into an advisory services agreement with a cannabis consultant that resulted in the grant of 135,000 common shares that vested over various service periods up to and including October 14, 2018. The fair value of the grant was measured based on the average monthly share price of the Company over the various tranches and vesting periods resulting in a cumulative expense of $539. On October 23, 2017, the Company issued 50,000 common shares, of which 20,000 related to the advisory services agreement, as share consideration to the consultant and recognized $144 to share capital. Subsequent to the period-end, the Company settled the remaining balance of 105,000 common shares due to the consultant in the form of common shares and restricted stock units of the Company, as described in Note 26(ii), which fully settles the Company’s obligations relating to this agreement.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	17

EXERCISE OF STOCK OPTIONS
During the three months ended February 28, 2019, 460,917 (February 28, 2018 – 53,933) share options were exercised at an average exercise price of $1.61 (February 28, 2018 - $1.80) for a value of $1,133 (February 28, 2018 - $153) increase to share capital and a decrease to the reserve for options and warrants of $389 (February 28, 2018 - $176). During the six months ended February 28, 2019, 1,163,567 (February 28, 2018 – 235,883) share options were exercised at an average exercise price of $1.42 (February 28, 2018 - $1.46) for a value of $2,703 (February 28, 2018 - $521) increase to share capital and a decrease to the reserve for options and warrants of $1,046 (February 28, 2018 - $176).

UNIT FINANCING
On December 18, 2017, the Company issued 16,428,572 units by way of a bought deal at $3.50 per unit share for total gross consideration of $48,711 recorded to share capital and an increase of $8,789 to the reserve for options and warrants. Each unit consists of one common share and one-half common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of $4.00 until June 18, 2019. Total issue costs were $3,678, with $3,116 charged to share capital and the remaining $562 charged to the reserve for options and warrants. These warrants are measured at fair value at the date of grant. In determining the amount of reserve for the warrants, the Company used the Black-Scholes option pricing model to establish the fair value of warrants granted using the following assumptions:

Risk free interest rate %	1.6
Expected life of warrants (years)	1.5
Expected annualized volatility %	64.6
Expected dividend yield %	-

Volatility was estimated by using the weighted average historical volatility of the Company and other companies, that the Company considers comparable that have trading and volatility history. The expected life in years represents the period of time that the warrants granted are expected to be outstanding. The risk-free rate is based on government of Canada bonds with a remaining term equal to the expected life of the warrants. A forfeiture rate of zero percent was used as the Company anticipates all warrants will be exercised.

CONVERTIBLE DEBENTURE FINANCING
On January 31, 2018, 115,000 convertible debentures were sold at a price of $1,000 per convertible debenture, for aggregate gross proceeds of $115,000 resulting in an increase to the reserve for options and warrants of $16,905 net of deferred tax of $4,435, related to the embedded conversion feature in the convertible debenture (see Note 12). Total issue cost was $7,155 with $6,094 charged to the debenture liability and the remaining $1,061 charged to the reserve for options and warrants.

CONVERSION OF DEBENTURES
For the three months ended February 28, 2019, the Company issued 8,195,571 (February 28, 2018 – nil) common shares at a price per share of $5.42 on the conversion of convertible debentures (Note 12) for an increase of $43,355 to share capital and a decrease of $4,344 to the reserve for options and warrants. For the six months ended February 28, 2019, the Company issued 10,946,301 (February 28, 2018 – nil) common shares at a price per share of $5.42 on the conversion of convertible debentures (Note 12) for an increase of $57,385 to share capital and a decrease of $5,802 to the reserve for options and warrants. This non-cash financing activity has been excluded from the Company’s statement of cash flows as it did not provide or use any cash.

On February 27, 2019, the Company elected to exercise its right under the indenture governing the convertible unsecured debentures to convert all of the principal amount outstanding of the remaining debentures on April 1, 2019 into common shares of the Company on the basis of the daily VWAP of the common shares exceed $7.05 for any 10 consecutive trading days (see Note 12).

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	18

(IV) WARRANTS
During the three months ended February 28, 2019, 1,360,920 warrants (February 28, 2018 – 1,833,575) were exercised at an average price of $4.00 (February 28, 2018 - $1.37) for a value of $6,854 (February 28, 2018 - $2,785 to share capital and a decrease to the reserve for options and warrants of $1,443 (February 28, 2018 - $722). During the six months ended February 28, 2019, 2,251,043 warrants (February 28, 2018 – 4,313,837) were exercised at an average price of $4.00 (February 28, 2018 - $1.38) for a value of $11,367 (February 28, 2018 - $6,608) to share capital and a decrease to the reserve for options and warrants of $2,395 (February 28, 2018 - $722). All the outstanding warrants at February 28, 2019 expire on June 19, 2019.

The following table summarizes the movements in the Company’s warrants for the six months ended February 28, 2019:

		WEIGHTED AVERAGE
	NUMBER	EXERCISE PRICE
Balance - August 31, 2018	8,086,637	$4.00
Exercised/Released	(890,123)	$4.00
Balance - November 30, 2018	7,196,514	$4.00
Exercised/Released	(1,360,920)	$4.00
Balance - February 28, 2019	5,835,594	$4.00

(V) SHARE-BASED COMPENSATION
STOCK OPTIONS
Under the Company’s stock option plan, options may be granted for up to 10% of the issued and outstanding common shares together with any other equity compensation plan of the Company, as approved by the Company’s Board of Directors. The exercise price of any option may not be less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the TSX-V.

The maximum exercise period after the grant of an option is 10 years. When an employee’s service ends, the expiry date of their options is accelerated to 90 days thereafter, or less, depending on the terms of the related option agreement.

The Company also issues stock options to third parties in exchange for services.

The following table summarizes the movements in the Company’s outstanding stock options for the six months ended February 28, 2019:

		WEIGHTED AVERAGE
	NUMBER	EXERCISE PRICE
Balance - August 31, 2018	7,709,746	$2.10
Granted	570,000	$6.44
Exercised	(702,650)	$1.30
Cancelled / Forfeited	(30,867)	$4.31
Balance - November 30, 2018	7,546,229	$2.50
Granted	1,262,500	$5.41
Exercised	(460,917)	$1.61
Cancelled / Forfeited	(55,683)	$5.63
Balance - February 28, 2019	8,292,129	$2.97
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	19

The following is a summary of the outstanding stock options as at February 28, 2019:

OPTIONS OUTSTANDING		OPTIONS EXERCISABLE
Quantity Outstanding	Weighted Average Remaining	Range of Exercise	Quantity Exercisable at
at February 28, 2019	Contractual Life (years)	Prices	February 28, 2019
1,615,099	6.10	$0.30-$0.95	1,349,265
1,267,228	7.45	$0.96-$1.97	764,061
1,743,052	8.09	$1.98-$3.13	772,554
1,421,800	8.74	$3.14-$4.65	648,766
2,244,950	9.63	$4.66-$7.84	779,333
8,292,129	8.13		4,313,979

Options outstanding have exercise prices that range from $0.30 to $7.84 with a weighted average remaining life of 8.13 years. Total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory, for the three and six months ended February 28, 2019 was $5,136 and $6,983 (February 28, 2018 – $1,154 and $1,899) of which $2,552 and $3,967 (February 28, 2018 - $1,050 and $1,639), respectively, related to the Company’s stock option plan. The fair value of options granted during the three and six months ended February 28, 2019 was $3,674 and $5,494 (February 28, 2018 - $2,920 and $3,242). These options are measured at fair value at the date of grant and are expensed over the option’s vesting period. In determining the amount of share-based compensation related to the options, the Company used the Black-Scholes option pricing model to establish the fair value of options granted. The following is the range of assumptions for the six months ended February 28, 2019 and 2018:

	FEBRUARY 28, 2019	FEBRUARY 28, 2018

Risk free interest rate	1.83% - 2.42%	1.58% - 2.22%

Expected life of options	5.0 - 6.5 years	5.0 - 6.5 years

Expected annualized volatility	64% - 68%	62% - 66%

Expected dividend yield	-	-

Forfeiture Rate	7.4% - 7.9%	15.0% - 15.0%

Volatility was estimated by using the weighted average historical volatility of the Company and other companies, that the Company considers comparable that have trading and volatility history. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience.

EQUITY INCENTIVE PLAN
Under the Company’s Equity Incentive Plan (the “Equity Plan”), 2,500,000 restricted share units (“RSUs”) or performance share units (“PSUs”) may be granted for up to 10% of the issued and outstanding common shares including options issued under the stock option plan noted above, as approved by the Company’s Board of Directors. To date, the Company has only granted RSUs under the Equity Plan. The grant price of any RSU may not be less than the Company’s closing market price on the day prior to the grant of the RSU less the applicable discount permitted by the TSX-V.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	20

The following table summarizes the movements in the Company’s outstanding RSUs:

NUMBER
Balance - August 31, 2018	145,200
Granted	-
Exercised	-
Balance - November 30, 2018	145,200
Granted	794,449
Exercised	-
Balance - February 28, 2019	939,649

The estimated fair value of the equity settled RSUs granted during the three and six months ended February 28, 2019 was $3,774 and $nil (February 28, 2018 - $nil and $nil), respectively, which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is one-half upfront with the balance recognized over two years. For the three and six months ended February 28, 2019, $2,129 and $2,275 (February 28, 2018 - $nil and $nil), respectively, has been recognized as a share-based compensation expense.

(VI) EARNINGS (LOSS) PER SHARE
Net income (loss) per share represents net income (loss) attributable to common shareholders divided by the weighted average number of common shares outstanding during the period.

Diluted income (loss) per share is calculated by dividing the applicable net income (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.

The reconciliation of the weighted average number of shares, for the purposes of diluted earnings per share, to the weighted average number of ordinary shares, used in the calculation of basic earnings per share, is as follows:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28,		FEBRUARY 28,
	2019	2018	2019	2018
Weighted average number of shares used in basic earnings per share	129,953,255	121,497,486	128,874,906	113,078,011
Options	4,497,007	6,097,816	4,726,830	-
Warrants	3,445,759	4,338,466	3,759,230	-
Restricted shares units	584,815	-	582,081	-
Weighted average number of shares used in diluted earnings per share	138,480,836	131,933,768	137,943,047	113,078,011

The outstanding number and type of securities that could potentially dilute basic net income (loss) per share in the future but that were not included in the computation of diluted net income (loss) per share because to do so would have increased (decreased) the net income (loss) per share (anti-dilutive) are as follows:

	FEBRUARY 28,		FEBRUARY 28,
	2019	2018	2019	2018
Stock options	345,000	445,000	345,000	445,000
Convertible debentures	9,899,077	21,217,712	9,899,077	21,217,712
	10,244,077	21,662,712	10,244,077	21,662,712
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	21

14. INVESTMENTS IN ASSOCIATES

The carrying value of investments in associates consist of:

	ALPHA-CANNABIS	EVIANA HEALTH	HYASYNTH
	PHARMA GMBH	CORPORATION	BIOLOGICALS INC.
	(A)	(B)	(C)	TOTAL

Participating share (1)	25.0%	19.9%	43.4%

Balance, September 1, 2018	$-	$-	$-	$-

Additions	3,408	5,000	5,000	13,408

Transaction costs	120	73	79	272

Distributions	-	(122)	-	(122)

Share of net income (loss)	(3)	(273)	(231)	(507)

Foreign currency translation gain	(1)	64	-	63

Balance, February 28, 2019	$3,524	$4,742	$4,848	$13,114

Note 1: % Interest includes the potential ownership interest that could result from the conversion of debentures and exercise of warrants

A) ALPHA-CANNABIS PHARMA GMBH
On October 10, 2018, OHI executed an investment agreement with alpha-cannabis® Pharma GmbH (“ACG”) pursuant to which the Company acquired 8,333 common shares of ACG, representing a 25% stake in the capital of ACG, for aggregate proceeds of €1,625 ($2,436). Established in 2016, ACG is a privately-held company that is strategically positioned to serve the German medical cannabis market, which is quickly becoming one of the largest markets for medical cannabis in the world.

The Company has a commitment to deliver additional consideration of up to €875 in the form of OHI shares contingent on the achievement of certain gross margin-based milestones. The Company has estimated the fair value of these contingent shares as €649 ($972) as of the investment date and has included a corresponding long-term liability as a contingent liability in the statement of financial position. At February 28, 2019, the Company revalued the contingent liability and recorded a corresponding loss in the statement of operations of $646.

Concurrent with the Company’s investment in ACG, the parties entered into a CBD supply agreement, whereby ACG may supply the Company with synthetic CBD, as well as a cannabis supply agreement, whereby OHI may supply ACG with dried cannabis flowers.

B) EVIANA HEALTH CORPORATION
On October 2, 2018, OHI participated in the debenture offering of Eviana Health Corporation (“Eviana”) by way of private placement. Eviana is a Canadian Securities Exchange (CSE) listed company that was established with the aim of delivering customized consumer health care products using natural hemp strains of cannabis sativa for cannabinoid-based topical creams and products. The Company’s investment is in the form of convertible debentures and share purchase warrants, which together provide a potential ownership interest of up to 21.4%, which is capped at 19.9% based on certain Canadian securities regulations and contractual obligations. In addition to this ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation on Eviana’s board of directors, and thereby concluding that the equity method of accounting is appropriate.

The convertible debentures have a face value of $5,000, bear interest at 10% per annum, are non-redeemable, and mature on October 2, 2020. The convertible debentures are convertible at the option of the holder at any time at a price of $1.15 per share, or into 4,347,826 common shares. Conversion of the debentures may be forced by Eviana in the event that the volume weighted average price of the common shares of Eviana for ten consecutive days is greater than $2.15, subject to a minimum volume of 100,000 shares in each of those 10 days.

The share purchase warrants were acquired for no additional consideration, concurrent with the debenture offering, are transferrable, and are exercisable until October 2, 2020. 2,500 share purchase warrant units were acquired, each of which is convertible into 870 common shares per unit, or 2,175,000 common shares in aggregate, at an exercise price of $1.30 per share.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	22

Concurrent with the Company’s investment in Eviana, the parties entered into a CBD oil supply agreement, whereby the Company has the right, but not obligation, to purchase up to 25% of Eviana’s annual CBD oil at 95% of the agreed raw CBD oil wholesale market price for a period of 5 years from the date on which the CBD oil is first made commercially available by Eviana for wholesale.

C) HYASYNTH BIOLOGICALS INC.
On September 12, 2018, OHI invested in Hyasynth Biologicals Inc. (“Hyasynth”) by way of convertible secured debentures, to be purchased in three tranches and valued in the aggregate at $10,000. Tranche 1 was issued on this date and there are two additional Tranches that may be issued based on the achievement of specific milestones. Hyasynth is a privately-held biotechnology company based in Montreal and leader in the field of cannabinoid science and biosynthesis. The Company’s investment is in the form of convertible debentures, which provide a potential ownership interest of up to 43.4% based on Tranche 1. In addition to the ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation on Hyasynth’s board of directors, and thereby concluded that the equity method of accounting is appropriate.

Tranche 1 of the convertible debentures have a face value of $5,000, bear interest at 8.0% per annum, are secured, and mature on the earlier of August 31, 2023 or the closing date of a qualified sale transaction, unless an automatic or optional conversion has occurred. Tranche 1 of the convertible debentures are convertible at the option of the holder at any time at a price of $40 per share, or into 125,000 common shares. Conversion of the debentures may be automatically triggered based on the completion of a qualified transaction or Hyasynth’s facility reaching a pre-defined production capacity. Tranche 2 and 3 of the convertible debentures, each of which commit $2.5 million for an aggregate of $5 million, have certain production-related milestones that must be achieved within a 24- and 36-month period, respectively, for issuance to occur.

Concurrent with the Company’s investment in Hyasynth, the parties entered into a CBD supply agreement, whereby the Company has the right to purchase up to 100% of Hyasynth’s annual CBD or CBD-related production at a 10% discount to the agreed upon wholesale market price for a period of 10 years from the date Hyasynth commences commercial production of the products.

15. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm’s length and in the normal course of operations.

(I) MANAGEMENT AND BOARD COMPENSATION
For the three and six months ended February 28, 2019, the Company’s expenses included the following management and board compensation:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28,		FEBRUARY 28,

	2019	2018	2019	2018

Salaries and consulting fees	$489	$443	$936	$810

Share-based compensation	2,918	1,018	3,311	1,789

Total key management compensation	$3,407	$1,461	$4,247	$2,599

During the three and six months ended February 28, 2019, 685,000 and 685,000 stock options (February 28, 2018 – 1,295,000 and 1,461,648), respectively, were granted to key management personnel at an average exercise price of $4.75 and $4.75 (February 28, 2018 - $3.76 and $3.63) and aggregate fair value of $1,736 and $1,736 (February 28, 2018 - $2,194 and $2,417). In addition, during the three and six months ended February 28, 2019, 631,949 RSU’s (February 28, 2018 – nil), were granted to key management personnel with an aggregate fair value of $3,002 (February 28, 2018 – nil).

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	23

16. CAPITAL MANAGEMENT

The Company considers its capital to consist of share capital, reserve for options and warrants, long-term debt, unsecured convertible debentures, accumulated other comprehensive income, and retained earnings, which is disclosed in the February 28, 2019 consolidated statement of financial position as $338,792 (August 31, 2018 - $283,758).

The Company manages its capital structure and makes adjustments to it, based on funds available to the Company, in order to fund its expansion and construction of its growing facility. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There has been no change in how the Company defines or manages capital during the period.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company’s financial instruments include cash, short-term investments (including marketable securities), accounts receivable, accounts payable and accrued liabilities, long-term debt, unsecured convertible debentures, and contingent share consideration.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

  Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.

  Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

  Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of marketable securities is based on quoted prices in active markets and is reflected in the carrying value of these financial assets. The fair value of long-term debt approximates its carrying value and the unsecured convertible debentures have an estimated fair value of $72,768.

The fair value of the contingent share consideration is based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company’s expectations of the investment in associate achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. At February 28, 2019, the probability of achieving the milestones was estimated to be 100% and the discount rate was estimated to be 20%. If the probabilities of achieving the milestones decreased by 10%, the estimated fair value of the contingent share consideration would decrease by approximately $162. If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would decrease or increase, respectively, by approximately $88.

During the period, there were no transfers of amounts between Levels 1, 2 and 3.

18. SALES RECOVERY (RETURNS)

The sales returns for the three and six months ended February 28, 2019 was $nil and $5 (February 28, 2018 – net recovery of $469 and $469), respectively. The net recovery for the prior year comparative period was due to unused credits previously issued through a client credit program, which expired on March 6, 2018.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	24

19. INDIRECT PRODUCTION

The production cost of late-stage biological assets that are disposed of, inventory that does not pass the Company’s quality assurance standards, and obsolete packaging are expensed to indirect production. For the three and six months ended February 28, 2019, $299 and $1,013 (February 28, 2018 – $187 and $642) was recorded as indirect production.

20. CONTINGENCIES

The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the minimum amount is recorded. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

During 2015, the Company was named as a defendant in a lawsuit in New Brunswick for breach of confidence, conversion, breach of contract, conspiracy and breach of trust, breach of fiduciary duty, and negligent misrepresentation. The Company believes the lawsuit to be without merit though it will rigorously defend the action. No amount has been accrued in relation to the consolidated financial statements for the claim.

On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the “Claim”) was filed with the Supreme Court of Nova Scotia seeking to represent a class who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act, the Consumer Protection Act, and the Sale of Goods Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs. The Claim also contains a request for an order certifying the proceeding as a class proceeding.

The March 3, 2017 Claim was amended on November 16, 2017, to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

The Company and its insurers are contesting the litigation. The litigation process will continue into the foreseeable future unless settled out of court. No amount has been recorded in the consolidated financial statements since a reliable estimate cannot be made of the amount of the potential obligation.

During late June 2018, certification hearings were heard before the Court in Halifax, Nova Scotia. On January 18, 2019, the Court issued its decision granting certification. On March 4, 2019, the Company filed a notice for leave to appeal the certification of the class action brought against it. Leave to appeal was granted and the appeal is scheduled to be heard on October 15, 2019.

21. SEGMENTED INFORMATION

The Company previously operated in two operating segments – production and sale of cannabis and patient counselling, operating as THC. THC was disposed of during the three months ended November 30, 2018 (see Note 24). As a result, the Company currently operates in only one segment, the production and sale of cannabis. All assets for the production and sale of cannabis segment are domiciled within Canada and effectively all revenues are generated in Canada.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	25

22. GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE (excluding discontinued operations)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28,		FEBRUARY 28,

	2019	2018	2019	2018

Office and general	$795	$764	$1,781	$948

Wages and benefits	911	606	1,518	1,042

Professional fees	649	127	1,024	237

Travel and accommodation	101	58	210	96

Depreciation and amortization	133	167	214	316

Utilities	14	12	27	16

Total general and administrative expenses	$2,603	$1,734	$4,774	$2,655

23. LICENSING AND ENDORSEMENT AGREEMENT

On October 4, 2016, the Company entered into a Licensing and Endorsement Agreement with Swear Net Inc. (the Trailer Park Boys “TPB”) for an exclusive product and branding partnership. In exchange for services, the Company paid $100 in cash and issued 150,000 options at a strike price of $1.52 per share. The fee is being recognized over the life of the agreement of five years as services are delivered. For the three and six months ended February 28, 2019, $5 and $11 (February 28, 2018 - $5 and $11), respectively, has been amortized to share-based compensation and $8 and $16 (2018 - $nil) has been amortized to selling and marketing expenses. At February 28, 2019, the Company has recorded the current portion of the cash payment and stock options fee of $106 (August 31, 2018 - $122) as a prepaid expense and the long-term portion of the fee of $35 (August 31, 2018 - $46) in deferred charges on the consolidated statements of financial position.

Under the agreement, the Company issued an additional 350,000 in options at a price of $1.52 which vest in accordance with certain conditions being met and a royalty payment of 4% of gross revenues generated specifically from the sales and promotion of certain products as set out in the agreement. As of February 28, 2019, these conditions have been met. For the three and six months ended February 28, 2019, $13 and $26 has been expensed (February 28, 2018 – $13 and $72), respectively, to share-based compensation. At February 28, 2019, the Company has recorded the current portion of the stock options fee of $51 (August 31, 2018 - $51) as a prepaid expense and the long-term portion of the fee of $81 (August 31, 2018 - $106) in deferred charges on the consolidated statements of financial position.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	26

24. OPERATIONS OF TRAUMA HEALING CENTERS

Trauma Healing Centers, Incorporated (“THC”) offers a multi-disciplinary approach to post traumatic stress disorder treatment, chronic pain, trauma therapy, and medical cannabis as an alternative medicine.

During the fourth quarter of fiscal year 2018, management decided to divest of operations of THC. Consequently, assets and liabilities allocable to THC were classified as a disposal group. Revenue and expenses, gains and losses relating to the discontinuation of THC have been eliminated from profit or loss from the Company’s continuing operations and are shown as a single line item in the statements of income and comprehensive income.

Operating income (loss) of THC and the loss from re-measurement of assets and liabilities classified as held for sale are summarized as follows up to the date of disposal (see below):

	FOR THE PERIOD	FOR THE SIX
	SEPTEMBER 1, 2018	MONTHS ENDED
	TO OCTOBER 16, 2018	FEBRUARY 28, 2019

Revenue

Sales	$138	$581

Cost of sales	54	293

Gross margin from discontinued operations	84	288

Expenses

General and administrative	75	532

Sales and marketing	-	42

Total expenses	75	574

Investment income (expense)	-	-

Income (loss) from operations	$9	$(286)

Loss on remeasurement to fair value less costs to sell	(47)	-

Loss on discontinued operations	$(38)	$(286)

The carrying amounts of assets and liabilities in this disposal group are summarized as follows:

AUGUST 31, 2018

Current Assets

Cash	$102

Accounts receivable	88

Other current assets	9
199

Property, plant and equipment	89

Goodwill	927

Assets classified as held for sale	$1,215

Current liabilities

Accounts payable and accrued liabilities	$65
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	27

Cash flows generated by THC for the reporting periods are summarized as follows:

	FOR THE PERIOD	FOR THE SIX
	SEPTEMBER 1, 2018	MONTHS ENDED
	TO OCTOBER 16, 2018	FEBRUARY 28, 2019

Operating activities	$(35)	$(393)

Investing activites	-	(30)

Cash flows from discounted operations	$(35)	$(423)

On October 16, 2018, the Company sold THC to Harvest Medicine (HMED). HMED is a wholly-owned subsidiary of VIVO Cannabis Inc. (VIVO). The transaction resulted in HMED acquiring 100% of the issued and outstanding shares of THC from the Company. The total purchase price for the shares was $1,141 which was satisfied by the issuance of 864,678 common shares in the capital of VIVO at a share price of $1.32. This non-cash investing activity has been excluded from the statement of cash flows as it did not use or provide any cash. The derecognized assets and liabilities on October 16, 2018 were as follows:

Derecognized assets and liabilities

Cash	$96

Accounts receivable	140

Other current assets	9

Property, plant and equipment	86

Goodwill	880

Trade and other payables	(70)

Net assets disposed	$1,141

Fair value of consideration received	1,141

Gain/(loss) on disposal	$-

25. PRIOR PERIOD RECLASSIFICATION

During the three and six months ended February 28, 2019, the first fiscal year in which the Company completed sales to the adult-use recreational cannabis market, it was determined that the classification of shipping expenses is more accurately reflected as a component of cost of sales rather than sales and marketing expenses. As a result, shipping expenses of $193 and $380 have been reclassified from sales and marketing expenses to cost of sales for the three and six months ended February 28, 2018, respectively, to conform to the current year presentation.

26. SUBSEQUENT EVENTS

(I) ISSUANCE OF STOCK OPTIONS
On March 1, 2019, the Company has issued 262,000 employee options to purchase 262,000 common shares of the Company, to employees of OGI, at an exercise price of $9.00 per share. The options vest over a two-year period. Vested options may be exercised until 2029, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On March 18, 2019, the Company has issued 70,000 employee options to purchase 70,000 common shares of the Company, to employees of OGI, at an exercise price of $9.04 per share. The options vest over a three-year period. Vested options may be exercised until 2029, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	28

(II) ISSUANCE OF SHARES PURSUANT TO ADVISORY SERVICES AGREEMENT
In connection with the advisory services agreement noted in Note 13(iii), on March 18, 2019, the Company issued 41,000 common shares of the Company and 84,000 restricted stock units, which vest immediately, to purchase 84,000 common shares of the Company, to the consultant. This fully settles the Company’s obligations relating to this agreement.

(III) CLASS ACTION CERTIFICATION
In connection with the Claim outlined in Note 20, on March 4, 2019, the Company filed a notice for leave to appeal the certification of the class action brought against it. Leave to appeal was granted and the appeal is scheduled to be heard on October 15, 2019. No amount has been recorded in the consolidated financial statements since a reliable estimate cannot be made of the amount of the potential obligation.

(IV) FORCED CONVERSION OF CONVERTIBLE UNSECURED DEBENTURES
On February 27, 2019, the Company elected to exercise its right under the indenture governing the Debentures to force a conversion of all of the principal amount outstanding of the remaining Debentures on April 1, 2019 into Common Shares, which such right was triggered upon the daily VWAP of the Common Shares exceeding $7.05 for 10 consecutive trading days. As of April 1, 2019, no further liability or obligation exists with respect to the convertible unsecured debentures. Refer to note 12 for further information.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019 AND 2018	29